EXHIBIT 99.1

Eupraxia Pharmaceuticals Reports Third Quarter 2026 Financial Results

  Reached target enrollment of 120 patients in the Phase 2b placebo-controlled blinded portion of the RESOLVE trial evaluating EP-104GI for Eosinophilic Esophagitis (EoE)
  Phase 2b interim analysis expected in December 2026
  Cash runway into the second half of 2028

VANCOUVER, British Columbia, Nov. 10, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced its financial results for the third quarter of 2026. All dollar values are in U.S. dollars unless stated otherwise.

“We remain on track to report interim results from the Phase 2b portion of the RESOLVE trial in December, and were pleased to announce in mid-October that we had reached our target enrollment of 120 patients,” said Dr. James A. Helliwell, Chief Executive Officer of Eupraxia. “We are very encouraged by the Phase 1b/2a data from the open-label portion of the RESOLVE trial that was reported this quarter, which includes 36- and 52-week data from our highest dosing cohorts. We believe this data provides further evidence of the observed durable treatment effects of EP-104GI in EoE patients, seen in previous cohorts. In total, we have observed 64% of patients remaining in clinical remission over this 52-week period in addition to clinically meaningful histologic improvements. With cash runway into the second half of 2028, we believe we remain well funded to execute on our upcoming milestones for our EoE program.”

Recent Operational Highlights

  On August 13, 2026, the Company announced new data on Odynophagia (pain when swallowing) from its ongoing Phase 1b/2a RESOLVE trial. Odynophagia scoring is a component of Dysphagia Symptom Questionnaire (DSQ), a commonly used patient reported outcome used in pivotal clinical trials in EoE patients. The number of patients experiencing moderate to severe odynophagia in the cohorts analyzed (Cohorts 7-9; n=13) was reduced from 62% at baseline to 25% from 24 through to 52 weeks post treatment.
  On September 8, 2026, the Company completed a transfer to the Nasdaq Global Select Market. The Nasdaq Global Select Market is Nasdaq’s highest market tier and is reserved for companies that satisfy its most stringent financial and liquidity requirements, in addition to applicable corporate governance standards.
  On September 30, 2026, the Company announced 52-week data from the highest dose cohort (Cohort 9; n=3) of EP-104GI in its ongoing Phase 1b/2a RESOLVE trial for the treatment of EoE. Cohort 9 demonstrated durability of symptom responses out to 52 weeks, with 66% of patients (2 of 3) maintaining clinical remission.
  On October 15, 2026, the Company announced it had reached its target enrollment of 120 patients in the placebo-controlled blinded Phase 2b portion of the RESOLVE trial.
  In October, the Company presented data from its ongoing Phase 1b/2a RESOLVE trial at: (i) the American College of Gastroenterology (ACG) 2026 Annual Scientific Meeting & Postgraduate Course, which was held October 9-14, 2026 in Nashville, Tennessee, and (ii) the United European Gastroenterology (UEG) Week 2026, which was held October 17-20, 2026 in Barcelona, Spain.

Third Quarter 2026 Financial Review

The Company incurred a net loss of $15.2 million for the three months ended September 30, 2026, versus a net loss of $6.4 million for the three months ended September 30, 2025. The increase in net loss was primarily due to an increase in research and development costs as a result of doubling the size of the Phase 2b RESOLVE trial and an increase in general and administrative costs, partially offset by an increase in other income.

The Company had cash and cash equivalents of $75.2 million and short-term investments of $51.2 million as of September 30, 2026, up from a cash balance of $80.6 million at the end of the fourth quarter of 2025. These funds are being used to fund clinical trials in EP-104GI and for general and administrative expenses, working capital needs and other general corporate purposes.

The Company anticipates that existing cash reserves will be sufficient to fund the Company into the second half of 2028.

As of September 30, 2026, the Company had 67,241,876 common shares, 8,295,638 preferred shares outstanding and 1,428,571 pre-funded warrants.

Financial Statements and Management Discussion & Analysis

Please see the unaudited interim consolidated financial statements and related MD&A for more details. The unaudited interim consolidated financial statements for the quarter ended September 30, 2026, and related MD&A have been reviewed and approved by Eupraxia’s Audit Committee and Board of Directors. For a more detailed explanation and analysis, please refer to the MD&A that has been filed under the Company’s profile on EDGAR at www.sec.gov and on SEDAR+ at sedarplus.ca and which is also available on the Company’s website at www.eupraxiapharma.com.

About the RESOLVE Trial

The Phase 1b/2a portion of the RESOLVE trial is a multicenter, open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with a history of confirmed active EoE. The treatment is administered as a single dose via 4 to 20 esophageal wall injections, with dose escalations modifying either the dose per site and/or the number of sites. Patients were followed for up to 24 weeks in Cohorts 1-4 (4x1mg, 8x1mg, 8x2.5mg and 12x2.5mg) or 52 weeks in Cohorts 5-9 (12x4mg, 16x4mg, 20x4mg, 20x6mg and 20x8mg). Eupraxia plans to disclose additional data from the open-label Phase 1b/2a portion of the RESOLVE trial in the coming months.

The Phase 2b portion of the RESOLVE trial, a randomized placebo-controlled study of EP-104GI, is evaluating both the 120mg (20x6mg) and 160mg (20x8mg) doses. The interim data from the Phase 2b portion of the RESOLVE trial are expected in December 2026.

About Eosinophilic Esophagitis (EoE)

EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview Healthcare Partners, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the healthcare system and the individual.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

EP-104GI and the Diffusphere™ technology platform are investigational products. Their effects on safety, tolerability, efficacy, and duration of effect have not been established and require evaluation in appropriate clinical studies.

Eupraxia’s EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. For further details about Eupraxia, please visit the Company’s website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “on track”, “target”, “estimates”, “look forward”, “designed to”, “suggests”, “indicates”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the expected timing, scope and content of the Phase 2b interim analysis; the interpretation of safety and tolerability data from the RESOLVE trial; the potential adoption of EP-104GI by patients and physicians; the incidence, prevalence and growth of EoE; the interpretation of data from the RESOLVE trial, including symptom response; the Company’s expected timing of reporting additional data from the RESOLVE trial, including the Phase 2b portion thereof; the Company’s expectation that existing cash reserves will be sufficient to fund the Company into the second half of 2028; the Company’s product candidates, including their expected benefits with respect to safety, tolerability, efficacy and duration of effect and their potential use in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations regarding the advancement of the Company’s product candidates through clinical development; the results of clinical trials of the Company’s product candidates; the potential for the Company’s technology to impact the drug delivery process; the potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: the RESOLVE trial continuing to be conducted as currently designed; the accuracy of third-party market research; future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the possibility that the Company could lose license rights that are important to its business; the possibility that the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the possibility that the Company’s technology may not be successful for its intended use; the fact that the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the possibility that the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the possibility that the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the possibility that interim, initial or preliminary data from the Company’s clinical trials, including from the open-label Phase 1b/2a portion and the Phase 2b interim analysis of the RESOLVE trial, may change as more patient data become available and may not be predictive of final or later-stage results; the possibility that the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the fact that the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104GI; the fact that the Company relies on external contract research organizations to provide clinical and non-clinical research services; the possibility that the Company may not be able to successfully execute its business strategy; the fact that the Company will require additional financing, which may not be available; the fact that any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed, and readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

Media Contact
Jason Braco, PhD
Valence Communications
jason@valencecomms.com

SOURCE Eupraxia Pharmaceuticals Inc.